FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Performance Share Plan (the Plan) notified the Company and the under-mentioned Directors, Persons Discharging Managerial Responsibilities (PDMR) and Connected Persons on 17 April 2015 of the following increases in their notional interests in Ordinary Shares at a price of 1611.00 pence per Ordinary Share and American Depositary Shares (ADSs) at a price of $47.72 per ADS following the notional re-investment of the dividend paid to shareholders on 9 April 2015.

Director/PDMR	Ordinary Shares	ADSs
Sir Andrew Witty	19,261.141
Dr M M Slaoui		5,780.636
Mr S Dingemans	8,366.252
Mr R G Connor	3,751.573
Mr N Hirons	601.139	212.276
Mr S A Hussain	7,864.243
Mr W C Louv		1,695.701
Mr D S Redfern	2,852.896
Ms C Thomas	3,964.589
Mr P C Thomson	2,024.462
Mr D E Troy		3,596.168
Dr P J T Vallance	8,442.031
Ms E Walmsley	4,883.380
Mrs V A Whyte	532.249

Connected Person	Ordinary Shares	ADSs
Dr K Slaoui (connected person to Dr M M Slaoui)		93.510
Mrs K Thomson (connected person to Mr P C Thomson)	50.238

The notional dividends accrued will be paid out in proportion to the percentage of participants' Plan holdings that vest following the end of the relevant measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

20 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 20, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc